

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

June 25, 2009

By Facsimile (303.431.1567) and U.S. Mail

Michael A. Littman, Esq.
7609 Ralston Road
Arvada, Colorado 80002

   Re: Rancher Energy Corp.
      Preliminary Proxy Statement on Schedule 14A filed June 22, 2009
      Filed by Jon Nicolaysen, Andrei Stytsenko, et al.
      File No. 0-50327

Dear Mr. Littman:

   We have reviewed the above filing and have the following comments. Where indicated, we think the filing persons should revise the document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   In some of our comments, we may ask you to provide us with supplemental information so we may better understand the filing persons' disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

   Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. For ease of reference, consider inserting page numbers in the revised proxy statement.

2. Please revise the preliminary proxy statement and form of proxy to clearly mark each of them as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

3. Please confirm that the filing persons will post the proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site)

and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Exchange Act Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

4.   The proxy statement discloses that the solicitation is being made by six individuals, including Mr. Overton. However, on the facing page of the Schedule 14A, you have listed all of the nominees except Sid Overton. Please revise the face page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," to indicate that the solicitation is also being made by Mr. Overton, who is also deemed a participant under the proxy rules. See Instruction 3 to Item 4 of Schedule 14A for a definition of the term "participant" and refer to Rule 14a-101 for the disclosure required on the cover page of a proxy statement.

General Information

5.   Please explain why NSSVVO decided to undertake this solicitation.   In addition, please describe your plans for the Company going forward if your nominees are elected. For example, what changes in the Company's management and direction do you anticipate making?

6.   We note the disclosure in the first paragraph of this section that the Company's board of directors has rejected a proposal by the filing persons to be listed as nominees for election as directors in the Company's proxy statement. Please expand the discussion of the background contacts between NSSVVO and the board.

7.   The third paragraph of this section indicates that NSSVVO is soliciting proxies to vote in favor of the election of the six NSSVVO nominees to fill five board positions. Please reconcile.

The NSSVVO Nominees

8.   Please revise the biographical information of Mr. Stytsenko so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise his biography to ensure that the disclosure completely describes his business experience for the past five years and disclose the dates of experience by month and year, as necessary. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketch you provide.

9.   Please disclose the business address of each of NSSVVO. See Item 5(b)(1)(i) of Schedule 14A.

10.   Refer to the disclosure about Mr. Nicolaysen in the last paragraph of this section. Provide further details about the transaction described, including an explanation of a "fee lease," why Mr. Nicolaysen would assign leases to Rancher, and why he would do so at cost.

Nomination and Quorum Requirements; Voting Procedures

11.   Update the disclosure in the first paragraph to specify the record date with respect to this solicitation. We note that such date has been disclosed in the Company's preliminary proxy statement filed June 22, 2009. See Item 6(b) of Schedule 14A.

12.   You state that if matters other than the election of directors are brought up for a vote at the Annual Meeting, you will use discretionary authority under the proxies solicited to act on those matters. However, Rule 14a-4(c)(3) defines the scope of the matters upon which you may exercise discretionary voting authority to only those matters of which you are unaware a reasonable time before the meeting. That is, if you are unaware of additional business to be voted upon at the Annual Meeting now, but become aware of such information "a reasonable time" before it, you may not exercise discretionary authority with respect to such matters. Rather, you must provide shareholders with revised proxy materials and solicit explicit voting authority. Please revise your disclosure accordingly.

13.   We refer you to the third paragraph of this section. Please disclose the basis for your recommendation that shareholders vote for election of the NSSVVO nominees.

Solicitation of Proxies

14.   The disclosure states that proxies will be solicited by mail, telephone, facsimile, e-mail or in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm the filing persons' understanding.

Other Matters

15.   We note the last paragraph in this section. Please disclose the information required by Item 5(b)(vi) and (vii), if applicable.

Form of Proxy

16.   We note that the company's directors are elected by majority vote. Refer to Instruction 2 to Rule 14a-4(b)(2). If state law gives effect to votes against a nominee, provide a means for shareholders to vote against your nominees, in lieu of or in addition to providing the ability to withhold votes.

Closing Comments

        Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

        Please direct any questions to me at (202) 551-3444 or, in my absence, to Chistina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        Perry J. Hindin
        Special Counsel
        Office of Mergers & Acquisitions